                      Filed by Compaq Computer Corporation Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                                  Subject Company:  Compaq Computer Corporation
                                                   Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

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Following is the transcript of a speech delivered at the Gartner Symposium/
ITxpo 2001 by Michael Capellas, Chairman and CEO of Compaq, followed by a collection of third-party quotes regarding the Merger. The transcript and the quotes are posted on Compaq's internal intranet.


                  MICHAEL CAPELLAS GARTNER MASTERMIND INTERVIEW
                                  OCT. 10, 2001

LADIES AND GENTLEMEN PLEASE WELCOME GROUP VICE-PRESIDENT AND RESEARCH FELLOW JENNIFER BECK.

JB: GOOD MORNING, IF YOU THOUGHT THAT WAS FUN, WAIT UNTIL YOU SEE WHAT I HAVE PLANNED FOR YOU NEXT. I'M GOING TO NEED HELP WITH OUR NEXT GUEST SPEAKER, SO PLEASE LET ME INVITE OUT ON STAGE WITH ME, CARL CLAUNCH, RESEARCH VICE PRESIDENT.

              OUR NEXT GUEST WAS A CIO HIMSELF AT SHLUMBERGER AS WELL AS AT COMPAQ COMPUTER CORPORATION, BUT I THINK YOU'LL IDENTIFY WITH HIM AS A KINDRED SPIRIT, LET ME PLEASE WELCOME, MICHAEL CAPELLAS, CHAIRMAN AND CEO OF COMPAQ.

MC:           ALL RIGHT.

JB:           HAVE A SEAT RIGHT OVER THERE.

JB: OKAY MICHAEL, FOLLOW THE ANSWERS TO OUR QUESTIONS AND NOBODY GETS HURT. NOT YOU, NOT ME.

MC:           MADAM, YES MADAM!

JB:           BEFORE WE GET GOING DO YOU HAVE ANY PROTOCOL OF YOUR OWN?

MC: YEAH, I HAVE ONE RULE OF PROTOCOL THAT I'LL ALWAYS USE, WHICH IS, I HAVE NO PROTOCOL.

JB:           THIS SHOULD BE GOOD.

JB: I WANT TO START WITH A VERY BASIC QUESTION. BUT FIRST, LET'S SEE WHAT OUR AUDIENCE HAVE ON THEIR MINDS.

MAN 1.        MICHAEL, ARE YOU POSITIONING COMPAQ FROM OUT OF COMPETING?

MAN 2. MICHAEL CAPELLAS, YOU'RE LOWERING YOUR PRICES, THEREBY LOWERING YOUR MARGINS TO TAKE OVER THE MARKET SHARE, AND I WONDERED HOW YOU'RE GOING TO COMPETE WITH THEM.

MAN 3.        HP TRIED TO PUT THIS THING TOGETHER WITH PRICEWATERHOUSE AND
              THAT THING DIDN'T WORK, AND THAT WAS AN ENTIRELY DIFFERENT DIRECTION. NOW YOU'RE TALKING ABOUT COMING TOGETHER WITH HP WHICH HASN'T BEEN VERY SUCCESSFUL WITH WHAT IT'S BEEN DOING, AND ITS SHARES HAVEN'T BEEN SUCCESSFUL FROM WHAT IT'S DOING CURRENTLY, SO IS THIS A LOSE, LOSE SITUATION THAT'S COMING TOGETHER?

WOMAN 1. I WOULD LIKE TO KNOW WHY TODAY HIGHER ITEM INSTITUTIONS SHOULD CONSIDER YOUR PRODUCTS WHEN IN THE PAST YOU HAVE IGNORED US.

MAN 4. IF YOU LOOK INTO THE FUTURE, THREE YEARS OUT, AND YOU DIDN'T DO THIS MERGER WHAT WOULD BE THE IMPACT ON COMPAQ AND HP IN YOUR OPINION?

MAN 5.        WHAT IS THE MERGER GOING TO DO TO THE PROPRIETARY NATURE OF
              COMPAQ'S PCs?

MAN 6. HOW IS COMPAQ GOING TO HANDLE THE FACT THAT SOFTWARE HAS NOT CAUGHT UP WITH HARDWARE THAT EVERYONE HAS


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              UPGRADED TO, AND THERE IS NO NEED TO CONTINUE TO UPGRADE YOUR
              MACHINE EVERY TWELVE MONTHS AS IT WAS IN THE PAST?

WOMAN 2.      MY QUESTION IS: IS THE HP-COMPAQ DEAL GOING TO BE A MERGER OR A
              TAKEOVER?

MAN 7.        HEY MICHAEL, WHO BOUGHT WHOM?

MAN 8. A QUESTION FOR MICHAEL AT COMPAQ, WITH RESPECT TO YOUR DATA STORAGE COMPONENTS, HOW WILL THAT ENTAIL WITH THE HP SCENARIO?

MAN 9. HEY MICHAEL, WHAT ARE YOU GOING TO SAY DIFFERENTLY FROM WHAT CARLY SAID YESTERDAY?

MC:           WELL GOOD MORNING EVERYONE. (LAUGHTER)

JB: CLEARLY WE HAVE A COUPLE OF LANDSCAPES TO COVER. I WILL ASK YOU SOME QUESTIONS ABOUT THE MERGER.

MC:           BEING HIGHLY ANALYTICAL, I PICKED UP SOME COMMON DENOMINATOR
              THERE.

JB: ISN'T IT WONDERFUL? I ALSO WANT TO EXPLORE A LITTLE BIT YOUR THINKING ABOUT WHERE THIS INDUSTRY IS GOING. AND CLEARLY BECAUSE I HEAD UP THE SERVICES ANALYSTS, I WOULD BE VERY CURIOUS ABOUT SOME OF YOUR THOUGHTS IN THAT AREA. AND CARL, I THINK, IS GOING TO TAKE YOU DOWN SOME TECHNOLOGY PATHS.

              BUT, LET ME START WITH A BASIC QUESTION, AND IT MIGHT BE A LITTLE TUFFY FOR YOU AS WELL. INFORMATION TECHNOLOGY, WHAT IS THE WHOLE IDEA THAT WE WILL BE ABLE TO SUPPLY GOOD, DECENT, TIMELY, DEPENDABLE


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              INFORMATION TO PEOPLE TO MAKE GOOD BUSINESS DECISIONS?
              WITH ALL THE PROLIFERATIONS OF DATA, WHAT IS COMPAQ'S STRATEGY GOING TO DO, WITH PRODUCT AND SERVICE, TO BE ABLE TO HELP PEOPLE DO WHAT WE STARTED OUT TO DO IN THE FIRST PLACE?

MC: I THINK THERE ARE SORT OF TWO QUESTIONS THERE. ONE, WHERE THE INDUSTRY IS GOING WITH USING ALL THE DATA, AND TWO, WHAT ARE WE DOING SPECIFICALLY.

              THE BIGGEST SINGLE MEGA TREND AND WHAT I THINK IS THE UNPLAYED-OUT STORY, IS WHERE INFORMATION TECHNOLOGY REALLY NEEDS TO GO IN THE NEXT COUPLE OF YEARS.

              WE FORGET THAT THE DATA ITSELF IS CHANGING. FOR YEARS AND YEARS WE THOUGHT E-COMMERCE WAS THIS GREAT BREAKTHROUGH, BUT IN FACT WE'VE BEEN DOING ROWS AND COLUMNS; WE'VE BEEN DOING PURCHASE ORDERS AND ACCOUNTS PAYABLE FOR YEARS.

              WHAT'S FASCINATING ABOUT WHAT'S HAPPENING NOW, WHAT'S REALLY MAKING THE WEB, IS THE FACT THAT WE'RE DOING SOMEWHERE AROUND SOME 2 MILLION PAGES OF DIGITIZED CONTENT EVERYDAY. SO WE ARE GOING TO DIGITIZE ABSOLUTELY EVERYTHING.

              WE NEVER HAD THAT KIND OF DATA BEFORE. THE DATA ITSELF IS CHANGING, SO WHAT THAT MEANS IS THAT WHEN WE BUILD THESE ARCHITECTURES, THE DATA CHANGES. WE'LL DIGITIZE EVERYTHING MEANS IT'S UNSTRUCTURED. WE NEVER WROTE AN APPLICATION THAT STAYED COMPLETELY UNSTRUCTURED, AND SECOND IT'S AN UNBELIEVABLY DENSE FORMAT - GRAPHICS.

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              WE'LL STREAM MUSIC; WE'LL STREAM VIDEO. AND SO WHAT WE REALLY
              BELIEVE ABOUT THE FUTURE, WHERE WE HAVE TO ADD VALUE AT, IS NO LONGER ABOUT VERTICAL INTEGRATION, IT'S ABOUT HORIZONTAL INTEGRATION. THE DATA WILL RESIDE IN DIFFERENT PLACES, ON DIFFERENT NOTES.

              I'LL GIVE YOU TWO EXAMPLES OF MY TWO FAVORITE APPLICATIONS WE JUST WORKED THROUGH, WHICH ENDED UP IN A REAL DELIVERY OF SOLUTION OF A DIFFERENT KIND OF DATA. WE DID A PROJECT FOR THE SENATOR FROM MICHIGAN. THIS IS A GREAT STORY, WHERE WE ACTUALLY TOOK PICTURES OF ALL THE MISSING CHILDREN AND PUT THEM ON A DATA STORE, THEN DISTRIBUTED THE DATA STORE THROUGH A CONTENT SYSTEM OUT TO ALL THE BOYS AND GIRLS CLUBS WHO COULD FIND THE KIDS, OUT TO ALL OF THE POLICE STATIONS WHO COULD FIND THE KIDS, AND IN THE BACKGROUND WE TOOK THE CHILDREN AS THEY AGED AND SHOWED WHAT THEY WOULD LOOK LIKE SIX MONTHS LATER - A YEAR LATER. SO, THE POINT OF THAT STORY, BESIDES BEING A HEART-WARMING STORY, IS THE RETENTION RATE OF THE CHILDREN FOUND WAS 69 PERCENT.

              IT WAS NEW DATA, IT WAS UNSTRUCTURED, IT WAS DELIVERED IN A DIFFERENT WAY, AND WE APPLIED SOME INTELLIGENCE TO THE DATA IN WAYS WE HAVE NEVER DONE BEFORE USING SOME SIMULATION. THAT'S THE WAY IT WAS INTEGRATED -- INTO ALL THE PIECES ACROSS. THE REAL MEGA TREND THERE SAYS I'VE INTEGRATED ALL THE CHANGES; IT'S NOT ALL ABOUT VERTICAL, PUTTING THEM TOGETHER, IT'S HARDWARE, SOFTWARE, NEXT GENERATION'S CONTENT SYSTEMS AND SERVICES PUT TOGETHER. AND THAT'S WHAT WE'RE TRYING TO DO.

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JB:           I'VE BEEN TALKING TO SOME CIOs AND THEY TELL ME THEY NEVER WANTED
              TO GET STUCK LAYING TRACK IN FRONT OF A RUNAWAY TRAIN AGAIN THE WAY THEY DID IN THE LAST TWENTY MONTHS.

              WITH THE E-BUSINESS INITIATIVES, AND THE DEMANDS FROM THEIR BUSINESS OWNERS AND THEIR EXECUTIVE TEAMS. IN YOUR OPINION, HAVING BEEN A CIO AND HAVING TO DO THE TRANSFORMATION AND TRYING TO HELP COACH AND MENTOR BUSINESS EXECUTIVES, WHAT TECHNOLOGY WOULD ENABLE THOSE BUSINESS IMPERATIVES?

              CAN YOU HELP US UNDERSTAND HOW COMPAQ IS STRUCTURED AND HOW YOUR STRATEGY WILL VARY WELL, EVEN PLAYING AN INTERPRETER ROLE, AND HELP ACHIEVE THEIR NEW AGENDA IN WHAT THEY HAVE TO DO NOW?

MC: I THINK THERE ARE TWO POINTS TO THAT QUESTION. ONE, IT'S INTERESTING HOW THE PEER GROUP OF THE CIO HAS CHANGED. FIVE YEARS AGO YOU KNOW WHAT WE WERE ALL DOING? SITTING AT OUR DESKS. THAT'S WHAT WE WERE DOING. IT WAS ONLY FIVE YEARS AGO. I WAS DOING CRP SYSTEMS AND WORKING ON RE-ENGINEERING, AND EVERY FUTURE CIO WERE TO BE A NON-TECHNICAL BUSINESSPERSON.

              A YEAR AGO WHAT WERE WE ALL DOING? WE WERE ALL DOING TECHNICAL INFRASTRUCTURE FOR THE WEB AND EVERY CIO WAS OVERLY BOGGED DOWN DOING THE INFRASTRUCTURE SIDE. SO THAT'S ONE THING THAT I ACTUALLY HAVE SEEN CHANGE THE CIO. WE ARE NOW ACTUALLY SEEING PEOPLE WHO REALLY HAVE GOOD BALANCE AND UNDERSTAND HOW TO BECOME THE OTHER.

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              WHAT I THINK WE GOT BURNED ON IS WITH THE ERP SYSTEMS, WHICH WE
              SAID WAS ONE MONOLITH ANSWER THAT SOLVES ALL PROBLEMS, AND THAT DIDN'T WORK. WITH E-BUSINESS WE TRIED TO SAY LET'S PUT TOGETHER A THOUSAND PIECES WITH A THOUSAND DIFFERENT PARTS, THAT DIDN'T WORK. SO I THINK THE ANSWER IS, AND I GO BACK TO MY COMMON DENOMINATOR FROM MY FIRST ANSWER, IT REALLY IS ABOUT HOW DO YOU PUT A HORIZONTAL SOLUTION TOGETHER.

              YOU WANT TO PUT VIABLE SOLUTION TOGETHER AND HAVE THE PIECES WORK TOGETHER. THE WHOLE KEY IS WE ARE NOT GOING BACK AND COMPLETELY RESTRUCTURING OUR INFRASTRUCTURE. WE'RE NOT GOING TO ADD A BUNCH OF MOVING PARTS TO THE FRONT. SO HOW DO YOU TAKE ADVANTAGE OF THE EXISTING INFRASTRUCTURE AND HOW DO YOU BUY THE WHOLE SOLUTION INSTEAD OF PIECES, AND HOW DO YOU ENSURE THAT WHOM YOU BOUGHT IT FROM IS GOING TO BE AROUND FOR THE LIFE OF THE SUPPORT? SO, THE QUESTION AGAIN IS PUTTING THOSE PIECES TOGETHER WITH THE SUPPORT.

CC: MICHAEL, OVER THE LAST 18 MONTHS WE HAVE SEEN DEAL AFTER DEAL AND COMPAQ NOT BE PRICE COMPETITIVE WITH DELL. SO MY QUESTION IS, WHAT CAN YOU DO, WHAT WILL YOU DO TO CHANGE YOUR COST STRUCTURE SO THAT YOU CAN COMPETE?

MC:           WELL, I MEAN, I THINK THAT'S KIND OF A HARD QUESTION IN NUMBERS.
              AND I THINK YOU HAVE TO LOOK AT IT STRUCTURALLY IN A COUPLE DIFFERENT WAYS. ONE, ACTUALLY THE MECHANICS OF HOW THE MARKET WORKS IS, IN ALL COMPETITIVE BIDS THERE IS A GOOD PRICE AND WEB PRICE

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              AND THERE IS A PRICE THAT ACTUALLY COMPETES IN THE MARKETPLACE. I
              THINK IF YOU LOOK AT A COUPLE MARKET SHARE GAINS IN THE LAST COUPLE OF QUARTERS YOU WOULD SEE WE'VE BEEN VERY, VERY COMPETITIVE IN THE ACTUAL BID PRICES, AND ALL BID PRICES HAVE COME DOWN TO BEING VERY COMPETITIVE.

              AND THE SECOND ONE IS, IF YOU CAME TO DESIGN ENGINEERING, IF YOU LOOK AT SOME OF THE NEW PRODUCTS WE'VE PUT OUT, OBVIOUSLY WE'VE COME IN A VERY ATTRACTIVE TIGHT POINT. THE HARD ECONOMICS IS, YOU'VE GOT TO LOOK AT THE NUMBERS YEAR ON YEAR, WE'VE DROPPED THE COST OF OUR INFRASTRUCTURE, OUR OPERATING EXPENSES, SOME $300 MILLION A YEAR, WHICH HAS ALLOWED US TO FLOW THROUGH THAT. AND THE FINAL POINT ON THAT IS THAT TO REALLY DRIVE THAT COMPETITIVENESS, WE'VE REDUCED SOME $1.8 BILLION OF INVENTORY ITEM CHANGE; THE REAL KEY TO THIS IS BEING ABLE TO CHANGE TO RAPID RETURN.

              WE'VE DRIVEN THOSE CONSTRUCTIONAL CHANGES REALLY HARD. IT'S ABOUT THE DESIGN OF THE PRODUCT, IT'S ABOUT PUTTING THOSE PRODUCTS OUT WITH PROMISING COMPONENTS, AND IT'S ABOUT REDUCING YOUR OPERATING EXPENSE BASELINE AND REDUCING YOUR INVENTORY. OF COURSE IT TOOK US SOME TIME GETTING THERE, BUT I FEEL PRETTY COMFORTABLE WHEN YOU GO OUT NOW AND LOOK AT COMPETITIVE PRODUCTS. WE'RE RIGHT THERE.

CC: LET ME TAKE YOU UP A LITTLE BIT AND ASK FOR WHAT YOUR THINKING WAS BEHIND THE MERGER. WHAT ARE THE IT

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              TRENDS THAT YOU SEE THAT MAKE YOU BELIEVE THIS MERGER IS POWERFUL
              AND STRATEGIC FOR YOU?

MC: I THINK THE MOST FUNDAMENTAL THING THAT WE WERE TRYING TO DO WITH THE MERGER ITSELF, THE REAL DRIVING; COMPELLING STRATEGIC VALUE, IS ABOUT EXTENDING THE ENTERPRISE - THE CAPABILITY TO BE ABLE TO GO ACROSS THE ENTERPRISE AND BE ABLE TO OFFER A FULL SOLUTION.

              I AM ABSOLUTELY CONVINCED, AS YOU LOOK TO THE FUTURE, WHAT THE CUSTOMER IS GOING TO WANT AND WHAT PROBLEMS THEY ARE GOING TO TRY TO SOLVE, IT'S REALLY ABOUT HOW I PUT A COMPLETE SOLUTION TOGETHER. INOPERABILITY WILL BE THE MOST DIFFICULT PROBLEM WE ALL FACE. SO, HOW CAN I GO TO A PARTNER TO PUT A SOLUTION TOGETHER? AND I WANT THAT PROVIDER TO BE ABLE TO GO FULL SERVICE, SO IF YOU LOOK AT IT IN VERY PRAGMATIC TERMS THERE WILL BE A VERY LARGE DATA STORE, ALL COMPETING WHERE YOU NEED IT. WE ARE A LEADING COMPANY THAT HAS TO TAKE THE LEAD TO DO THAT AND WE HAVE THE CAPABILITY TO DO IT WITH THE CURRENT MARKET CONDITIONS.

              WE WANT THE ABILITY TO BE ABLE TO DO BOTH COMMERCIAL APPLICATIONS AND COMMERCIAL DATABASES, AND DO THAT IN THE COMMERCIAL WORLD. THE NEW COMPANY WILL HAVE THE ABILITY TO DO THAT - ONE BEING A LEADING PARTNER IN THE WORLD OF TECHNICAL COMPUTING AND ASSIMILATIONS.

              AS WE USE THIS COMPLEX DATA, HOW DO YOU ASSIMILATE THE DATA? ONE OF THE COMPANIES IS HIGH-PERFORMING. HOW ABOUT CONTENT DELIVERY SERVICE? WHO LEADS THE EDGE ON THE WEB? ONE OF THE COMPANIES HAS THAT AND COMPLETES THE LOOP. AND FINALLY, CRITICAL MASS IN SERVICES.


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              WHAT'S INTERESTING IS EVERYBODY TALKS ABOUT THE OVERLAP OF THE TWO
              COMPANIES. WELL IN FACT, COMPAQ HAS THREE VERY SIGNIFICANT STRENGTHS AND THREE MARKETING POSITIONS. HP HAS THREE MARKETING LEADING POSITIONS, AND WE OVERLAY THE TWO TO GIVE US VERY POWERFUL CAPABILITY TO GO ACROSS THE ENTERPRISE, EXTEND THE ENTERPRISE AND BE ONE OF JUST TWO COMPANIES THAT ACTUALLY DO THE COMPLETE ENTERPRISE SOLUTION.

              THE PART I FORGOT TO THROW IN THERE IS, BY THE WAY, WE'RE OUT THERE LOOKING TO ACQUIRE A FOURTH PARTNER TO DO THE MANAGEABILITY SOFTWARE. AND SO, IT GIVES US A FULL EXTENSION OF THE ENTERPRISE IN A WAY THAT IS TRULY NOW AN ALTERNATE TO A PROPRIETARY SIDE TO BE ABLE TO HAVE A COMPLETE SOLUTION TO THE ENTERPRISE. AND I THINK THAT'S WHAT IT'S ABOUT.

              ON THE PC SIDE, WE CONTINUE TO LEAD IN THE INNOVATION WITH THE DRIVE OF ECONOMICS. SO YOU REALLY HAVE TWO DIFFERENT LEVERS ON EACH SIDE OF THE EQUATION. THE PRIMARY DRIVER WAS AN ALTERNATIVE TO BE ABLE TO HAVE A DIFFERENT SET OF ECONOMICS TO THE ENTERPRISE.

JB: I WAS ASKED THE OTHER DAY ABOUT SOME OF THE IT UTILITY OFFERINGS YOU MENTIONED IN THE COMPAQ ANNOUNCEMENT - ON DEMAND COMPUTING ABILITY. WE'VE SEEN A LOT OF CIOs, ABOUT 30% OF THEM DID ONE OF OUR STUDIES, THAT ARE ENGAGED IN THAT KIND OF CONTRACT RIGHT NOW TO PROVIDE COMPUTER POWER IN THE GRID. MY QUESTION IS, I UNDERSTAND YOUR OFFERING, AND I THINK A LOT OF OUR AUDIENCE DOES AS WELL, BUT WHAT'S CHANGED ABOUT WHAT YOU MIGHT HAVE TO DO TO BE MORE ENSURING THAT


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              REGULARIZED INFRASTRUCTURE AND ROCK SOLID INDUSTRIALIZED STRENGTH
              IS VERY, VERY SECURE. OUR WORLD HAS CHANGED AND THEREFORE I THINK OUR PERCEPTIONS OF THOSE KINDS OF THINGS AS WELL. WHAT IS COMPAQ DOING? ANYTHING DIFFERENT TO THAT OFFER? ARE YOU THINKING ABOUT ADDING THINGS? IS IT ALREADY WHERE IT OUGHT TO BE?

MC: I THINK THE WHOLE IDEA OF COMPUTING ON DEMAND MAKES MUCH MORE SENSE. I MEAN, WITH WEB BASED APPLICATIONS YOU DON'T NECESSARILY WANT THAT CAPACITY IN PLACE. YOU KNOW WHEN YOU'RE GOING TO NEED THE CAPACITY. THE LOGICAL EXTENSION TO THAT IS EITHER MANAGED SERVICES OR IT'S A OUTSOURCE MODEL, OR IT'S SIMPLY SAYING, WHEREVER THE APPLICATION EXISTS I'LL GO AHEAD AND RUN IT FOR YOU. SO WHAT IT SAYS IS NOT ONLY DO YOU HAVE THOSE CAPACITIES YOU CAN BUY ON THE SIDE, BUT WHERE THE APPLICATION APPLIES.

              BUT PEOPLE ARE SAYING I WANT TO MAKE SURE THAT IF ANYTHING EVER HAPPENS TO MY SITE THAT I ALSO HAVE A PART OF THAT OFFERING - THE ABILITY TO HAVE A BACKUP SITE THAT I DON'T NECESSARILY NEED TO OWN; THAT I HAVE THE ABILITY TO ADD TO THAT CAPACITY.

              AS ANYBODY WHO EVER RAN A DATA CENTER KNOWS, IF YOU HAVE A SITE YOU HAVE A HOT BACKUP. SO YOU WAIT FOR THAT ONE DAY TO TURN IT ON AND YOU KEEP ALL THAT CAPACITY IN PLACE FOR THAT ONE DAY YOU MAY NEED TO TURN IT ON, WHAT YOU ACTUALLY WANT TO KNOW IS IF THE APPLICATION WILL ACTUALLY WORK.


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              SO WHAT WE'RE ADDING TO IT IS COMPUTING ON DEMAND FOR SECURITY
              PORTFOLIO PACKAGE BEHIND IT SAYS WE'LL ALSO REPLICATE IT SO THAT IF YOU EVER HAVE A MAJOR DISASTER WE CAN BRING IT BACK UP. ONE OF THE THINGS WE'RE REALLY PROUD OF WE RUN VIRTUALLY OF ALL THE STOCK EXCHANGES AND VIRTUALLY EVERYTHING WE HAD ON THE FLOOR CAME BACK UP. WE HAD THE ABILITY TO BRING IT BACK UP. AS OPPOSED TO CUSTOMERS INVESTING IN THIS INFRASTRUCTURE WHY NOT HAVE THAT AS A SHARED INFRASTRUCTURE, WITH THE EXTENSION. I HAVE THE CAPACITY WHEN WE NEED IT AND HAVE THE BACKUP ABILITY TO BRING IT BACK UP AND ALL THE RECREATION AND THE PROVIDED SERVICES AS WELL.

JB:           CAN YOU TALK FOR ME; YOU WERE TALKING ABOUT THE STOCK EXCHANGE.
              TALKING ABOUT MISSION CRITICAL DATA, SET OF APPLICATIONS - IS THERE ANYTHING COMPAQ IS LOOKING AT OR CAN DO IN TERMS OF WHAT THE GOVERNMENT NOW HAS TO DO IN TERMS OF DATA INTEGRATION. LET'S TAKE COMPUTING, AND PUT IT TOGETHER, SPIN IT AND ROLE PLAY.

MC: IF I CAN TALK A LITTLE ABOUT THE STRUCTURE OF DATA. IT IS AMAZING WHAT YOU THINK WE COULD BE DOING WITH DATA COMPUTATION BECAUSE ONE OF THE MEGA TRENDS I HAVEN'T TALKED ABOUT IS, AS WE HAVE THIS HUGE VAST AMOUNT OF DATA, ONE OF THE THINGS YOU'LL SEE COME BACK IS SUPER COMPUTING TO DO THIS MASSIVE AMOUNT OF COMPUTING.

              IF YOU THINK ABOUT WHAT WE'RE DOING RIGHT NOW WITH SOME OF THE APPLICATIONS, WE HAVE THE ABILITY TO PATTERN RECOGNITION. WE HAVE THE ABILITY TO HANDLE MASSIVE AMOUNTS OF DATA. FOR EXAMPLE, WE HAVE THE STOCK EXCHANGE WITH THIS MASSIVE VOLUME OF


-12-
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              INFORMATION AND PATTERN RECOGNITION. SO IF YOU THINK ABOUT WHAT WE
              CAN DO, WE CAN LOOK AND RUN, AND IN TIME, HAVE THE ABILITY TO TAKE A SERIES OF PURCHASES AND ALMOST INSTANTANEOUSLY KNOW IF IT'S A FRAUDULENT TRANSACTION.

              IF YOU THINK ABOUT THE ULTIMATE INTEGRATION, IF YOU LOOK AT ALL THE DATA WE HAVE WITHIN THE FEDERAL GOVERNMENT OR FEDERAL SYSTEMS, ABOUT PEOPLE'S ENTRY, THEIR IMMIGRATION RECORDS, CRIMINAL RECORDS, AND IF ALL YOU WILL DO IS TAKE THE DATA THAT EXISTS IN WHAT WE CALL ZLE, AND PULL THAT DATA INTO A DATA STORE AND YOU PUT PATTERN RECOGNITION ON IT, WE HAVE THE TECHNOLOGY TO SOLVE VIRTUALLY, IN A RAISED LEVEL OF SECURITY, SOMETHING WE NEVER HEARD BEFORE. ALL WE'RE AGAIN DOING IS TAKING DATA, UNSTRUCTURED DATA, AND PUTTING IT IN A DATA STORE AND APPLYING PATTERN RECOGNITION TO IT.

              THESE ARE THE KINDS OF THINGS WE KNOW HOW TO DO. I THINK IT'S A HUGE OPPORTUNITY TO ACTUALLY SOLVE THE ACUTE SECURITY PROBLEMS WE HAVE BY ACTUALLY APPLYING NOT THE NEXT GENERATION TECHNOLOGY BUT USING THE SAME TECHNIQUES AGAINST THIS SAME KIND OF DATA. BY THE WAY, WE HAVE THE DATA, UNFORTUNATELY IT'S SCATTERED OVER MORE AGENCIES. IF YOU'VE EVER BEEN A CIO THE CHALLENGE IS HOW TO PULL ALL THIS STUFF TOGETHER. AND IF YOU'RE THE FEDERAL GOVERNMENT YOU HAVE A HUGE PROBLEM.

JB: THAT SOUNDS LIKE A BUSINESS PROCESS PROBLEM AND I'M GOING TO GO THERE IN A MINUTE. CARL...


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CC:           WITH THE CULTURE THAT WE SEE IN COMPAQ, WHICH IS REALLY A MIXTURE
              OF SOMETIMES VISIBLY DISSENTING CULTURES BETWEEN THE PEOPLE WHO CAME FROM THE DIGITAL BACKGROUND AND THE PEOPLE WHO CAME FROM THE COMPAQ BACKGROUND, WITH THIS MERGER WITH HP IT RUNS THE RISK OF JUST POURING FUEL ON THE FIRE OF THAT CULTURE CLASH. WHAT ARE YOU DOING TO DO TO HELP SOLVE THAT PROBLEM AND MELD PEOPLE INTO A PRODUCTIVE GROUP?

MC: I THINK THE FIRST ONE IS TRUE OF ANY LARGE COMPANY. YOU HAVE TO BE ABLE TO SAY WHAT YOU WANT TO INTEGRATE AND WHAT DOESN'T MAKES SENSE TO INTEGRATE. FOR EXAMPLE, THE FIRST THINGS WE EVER WENT TO ON A LARGE ORGANIZATIONAL PROJECT WAS THE INTERGALACTIC MANAGEMENT SYSTEM. WELL HAS ANYONE EVER ACTUALLY TAKEN A HANDHELD AND ORDERED IT ON THE SAME ORDER AS A HIMALAYA? WELL NO. SO WHY WOULD ANYONE WANT TO INTEGRATE.

              THE KEY TO IT IS TO SAY THAT THERE IS ALWAYS A COMMUNITY WITHIN A COMMUNITY, SO YOU HAVE SOME COMMON VALUES. THE ONE THING I ABSOLUTELY FEEL DEEPLY ABOUT IS THAT THESE TWO COMPANIES ACTUALLY HAVE THE SAME CORE VALUES - UNBELIEVABLY CUSTOMER-CENTERED, ENGINEERING-ORIENTED, INNOVATIVE AND BOTH HAVE A CULTURE OF REALLY BUILDING SOME OF THE BEST PRODUCTS IN THE INDUSTRY.

              SO THE CORE CULTURE VALUES ARE THE SAME. WE SEE THAT IN VIRTUALLY EVERY MEETING. NOW, THERE ARE SOME BUSINESS MODELS AND SOME CULTURES WITHIN THE CULTURES THAT ALLOW A SENSE OF COMMUNITY. THE PC BUSINESS VERSUS THE


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              HIGH-END COMPUTATION ARE TWO DIFFERENT CULTURES. THEY HAVE THE
              SAME SET OF VALUES SO YOU WANT TO MAKE SURE THEY STAY HORIZONTAL. STAY VERTICAL IN THOSE BUSINESSES AND MAKE SURE THOSE BUSINESSES GO TO THE MARKET IN THAT WAY WITH THOSE VALUES.

              THE KEY IS INTEGRATION-TO-INTEGRATION MAKES SENSE AND SPEED-WITH-SPEED MAKES SENSE AND BOTH CAN WORK AND EVERY LARGE COMPANY HAS THAT. LOOK AT THE GREAT SUCCESS OF CITIGROUP. IT WAS ONE OF THE CLASSIC CASES OF A SUCCESSFUL MERGER BECAUSE THEY DIDN'T TRY TO BREAK DOWN EVERY SENSE OF COMMUNITY. THEY LET COMMUNITY-TO-COMMUNITY WORK OVER A LARGE UMBRELLA, AND I THINK ALL LARGE COMPANIES DO THAT AND DO THAT SUCCESSFULLY.

CC: I WOULD LIKE TO TAKE YOU IN A DIFFERENT DIRECTION NOW. WE KNOW YOU'RE NOT ONLY HARD-WORKING BUT ALSO HARD-PLAYING, SO OVER THE LAST SIX MONTHS AS CEO...

MC: I THOUGHT YOU WERE GOING TO SAY HARD DRINKING AS WELL, BUT I DIDN'T WANT TO GO THERE, BUT I'LL NEVER TELL. GO AHEAD...

CC:           OVER THE LAST SIX MONTHS AS CEO, WHAT HAS BEEN YOUR MOST ENJOYABLE
              MOMENT?

MC: I FEEL, THE MOST ENJOYABLE MOMENT, I ALWAYS FEEL, IS WITH THE CUSTOMER ENGAGEMENT, DAY IN AND DAY OUT - WHENEVER THINGS GET PRETTY TOUGH, WHEN YOU SPEND TIME WITH AN ANALYST AND START THINKING LIFE ISN'T SO GOOD, THEN YOU GO OUT AND FIND THE CUSTOMER MAKES YOU FEEL SO MUCH BETTER.

              I DIDN'T SAY WHAT KIND OF ANALYST. BUT, THE GREAT PART ABOUT BEING CEO IS ACTUALLY WHEN YOU'RE ENGAGED WITH THE CUSTOMERS, AND CUSTOMER ISSUES. YOU HAVE THE ABILITY TO HAVE THE RESOURCE BASE TO MAKE SUCH A DIFFERENCE IN A HURRY.

              OVER THAT TIME PERIOD, WE HAVE HAD SUCH AN EXTRAORDINARY SERIES OF EVENTS. PART OF THE REAL JOY OF THE JOB IS YOU CAN STEP IN AND MAKE A DIFFERENCE WITH PROJECTS LIKE FINDING THE KIDS FROM MICHIGAN AND WHAT HAD HAPPENED IN WASHINGTON AND HOW QUICKLY WE REACTED TO IT.

              WE HAD A MAJOR FINANCIAL INSTITUTION LOSE BOTH OF ITS PRIMARY AND BACKUP SITES ON SEPTEMBER 11. A DISASTER. WE WERE ABLE TO BRING THAT CUSTOMER BACK UP THE SAME WAY WE BROUGHT THE OTHER PEOPLE COME BACK UP. WATCHING THE PRIDE OF THE PEOPLE WHO WORKED TOGETHER, YOU ALWAYS FEEL PRIDE AS A LEADER WHEN YOU SEE PEOPLE DO EXTRAORDINARY THINGS TO REALLY SERVICE CUSTOMERS. YOU KNOW, YOU SEE HEROIC EFFORTS. SOMETIMES IT'S TAKING A SITE DOWN, SOMETIMES IT'S SOMEBODY WHO NEEDS HELP WITH A PROJECT, SOMETIMES IT'S THE CUSTOMER THAT NEEDS TO DRIVE SOMETHING QUICKLY TO MARKET REALLY FAST, AND SOMETIMES IT'S REACTING TO A NATURAL DISASTER.

              YOU STILL GET MOVED BY THE PEOPLE EVERYDAY. IT'S THOSE KINDS OF PROJECTS. I'VE BEEN IN THIS BUSINESS MY ENTIRE LIFE AND WHAT I LOVE DOING IS MAKING A DIFFERENCE EVERYDAY. WE'VE NEVER HAD MORE OPPORTUNITY TO USE THIS TECHNOLOGY TO REALLY START TO CHANGE PEOPLE'S LIVES, WHETHER IT'S LIFE SCIENCES, DISASTER RECOVERY,

              SECURITY, OR NEXT GENERATION ENTERTAINMENT. WE CAN MOVE PEOPLE IN DIFFERENT WAYS AND THAT'S THE POWER OF THIS UNSTRUCTURED DATA TO SOLVE ALL THESE DIFFERENT KINDS OF PROBLEMS.

JB:           YOU USE YOUR STUFF TO MAKE A DIFFERENCE.

              LET'S TALK ABOUT SERVICES. I WATCHED COMPAQ BUY DIGITAL, I THINK FOR ITS SERVICE CAPABILITY MORE THAN ANYTHING ELSE. I WATCHED YOU INTEGRATE IT. I WATCHED THE SERVICES BUSINESS FLOUNDER FOR A WHILE UNTIL YOU GOT THE TECHNOLOGY STUFF TOGETHER. SO, WHAT I'VE BEEN HEARING IN THE LAST FEW MONTHS, YOU ACTUALLY STARTED TAKING A LOOK AT REINVENTING COMPAQ AS A MORE SOLUTIONS-LEAD SERVICES COMPANY AND THEN YOU ANNOUNCE A MERGER ON ME.

              HP DID THE SAME THING. I THINK BOTH COMPANIES ARE IN AN IDENTITY CRISIS ABOUT WHO YOU ARE AND HOW YOU PLAY IN THE MARKET. WHAT I WOULD LIKE TO KNOW IS, WHAT HAPPENS TO THAT STRATEGY IN TURN THAT BOTH YOU AND CARLY TALKED ABOUT. HOW ARE YOU GOING TO PUT THEM TOGETHER?

              I HAVE TO TELL YOU MICHAEL, FROM WHERE I SIT, I SEE A LOT OF REDUNDANCIES BETWEEN THESE COMPANIES, INCLUDING SERVICE BUSINESSES. I SEE YOU ARE GOING TO GET A LOT OF COST OUT OF IT, BUT THEN WHAT?

MC: WELL, YOU HIT ON ONE OF THE THINGS. IF YOU LOOK, IF YOU GO BACK THROUGH TIME, AT THE CORE STRATEGIES OF THESE TWO COMPANIES, THEY ARE IN FACT THE SAME. ONE OF THE THINGS

              PEOPLE THINK IS HOW MANY OF THESE MERGERS EVOLVES OR TAKES PLACE.

              WELL THEY DON'T START BY GOING OUT AND SAYING, OH GEE, THAT'S A COMPANY FOR SALE, AND I'M GOING OUT LOOKING FOR A MERGER. THEY START BY SAYING THEY HAVE A CORE STRATEGY, AND IN OUR PARTICULAR CASE, THE MARKET WILL MOVE TO WHAT CUSTOMERS WANT - THE WHOLE SOLUTIONS PUT TOGETHER IN WORLD-CLASS TECHNOLOGY, IN ORDER TO COMPLETE THE SOLUTION AND MORE AND MORE THEY ALSO WANT YOU TO SUPPORT IT.

              SO WE STARTED WITH THE CONVERSATION SAYING, WE WANT TO OFFER THE FULL RANGE OF THE ENTERPRISE PRODUCT, WHICH IS IMPORTANT, AND WE WANT TO BUNDLE THEM INTO SERVICES. BUT IN ORDER TO DO THAT, YOU HAVE TO HAVE CRITICAL MASS. YOU HAVE TO HAVE FULL COVERAGE IN THE ENTERPRISE FOOTPRINT AND YOU HAVE TO HAVE CRITICAL MASS IN SERVICES. SO, IF YOU'RE LOOKING AT PUTTING THESE TWO CRITICAL MASS SERVICES TOGETHER, YOU HAVE TO HAVE A CRITICAL MASS VIRTUALLY IN EVERY GEOGRAPHY, IN A GLOBAL INDUSTRY, AND ONE OF THE COMPANIES CAN DO THAT.

JB:           WE KNOW WHO THEY ARE.

MC:           THAT'S 65,000 PEOPLE, AND MORE IMPORTANTLY, THE GLOBAL FOOTPRINT.
              AND THE SECOND THING YOU HAVE, WHICH I THINK EVERYBODY TALKS ABOUT, IT NOT BEING A VERY INTERESTING BUSINESS IS, THE CUSTOMER SUPPORT BUSINESS. HOW TO ALWAYS BE ABLE TO SUPPLY SUPPORT. MAKING SURE THERE IS SUPPORT. BOTH ORGANIZATIONS HAVE WORLD-CLASS CUSTOMER SUPPORT CAPABILITIES. AND BY THE WAY, IT'S A STRONG, PROFITABLE BUSINESS.

              ONE THING A LOT OF PEOPLE FORGET IS THE SERVICES BUSINESS HAS DONE VERY WELL, IN TERMS OF ITS NUMBERS. AND SO A LOT OF PEOPLE SAY CUSTOMER SUPPORT IS NOT A VERY SEXY BUSINESS. BUT THE TRUTH OF THE MATTER IS, THAT'S WHERE THE CORE VALUE IS. YOU CAN DIFFERENTIATE YOURSELF THROUGH TIME, AND REALLY HELP YOUR CUSTOMERS. AND IF YOU WANT TO BE A SOLUTIONS PROVIDER YOU MUST BE ABLE TO PROVIDE THAT SORT OF SUPPORT.

              IT IS MUCH EASIER TO START WITH A GREAT SUPPORT ORGANIZATION THAT PROVIDES THAT, THAT HAS ESCALATION PROCESSES, THAT HAS THAT MANAGEMENT CAPABILITY, THAT HAS GLOBAL DELIVERY, THAT HAS ALL THE INFRASTRUCTURE IN PLACE. THAT'S HARD TO BUILD. SO YOU START WITH THAT. THEN YOU MOVE UP THE LINE AND SAY HOW YOU MOVE UP AND, SAY, THE NEXT THING I EXTEND IS BEING ABLE TO DO APPLICATION HOSTING, MANAGED SERVICES OR OUTSOURCING FOR CUSTOMER SUPPORT. NOW THE NATURAL EVOLUTION IS TO SAY I CAN SUPPORT IT FOR YOU. IF YOU WANT, I WILL HELP YOU RUN IT EITHER ON YOUR SITE, OR SOMEBODY ELSE'S SITE OR ON OUR SITE, SO YOU'LL EXTEND UP THE CHAIN.

              AND, THE THIRD THING WE WOULD EXTEND IS WE HAVE GREAT ARCHITECTURE, TECHNICAL ARCHITECTURE, AND SO IT'S A NATURAL EVOLUTION IN ORDER TO DO THAT. ALL IN THE ABILITY TO UPSCALE AND THE ABILITY TO EXTEND IT BY THE PRACTICES WE HAVE. AND ONCE YOU GET TO THAT SCALE, OUR GOAL IS NOT JUST TO SAY WE DO SYSTEM APPLICATIONS OR INTEGRATION DESIGN OR DEVELOPMENT, WE WILL WORK WITH THE PARTNERS TO DO THAT VERY SIMILARLY, USING THE BEST IN THE INDUSTRY DOING WHAT YOU DO BEST, WHICH ARE SERVICES, SUPPORT, TECHNICAL ARCHITECTURE, DESIGN AND

              VERTICAL PATH THAT ALLOW US TO BE REALLY THE EXPERTS IN PUTTING THE INFRASTRUCTURE IN PLACE.

              I THINK IT'S A PRETTY COMPELLING. VALUE PROPOSITION WITH SOME PEOPLE SAYING IT'S PART OF THE BUSINESS. IN FACT, THE REAL ABILITY IS TO MAKE A DIFFERENCE FOR THAT PART GOING UP THE TECHNICAL STAFF. BY THE WAY IF YOU WANT TO PROVE A POINT TO THAT, I WATCHED HOW OUR ISOLATION PROCESSES WORKED AND I WATCHED HOW OUR SERVICES CAME TOGETHER ON SEPTEMBER 11 AND I KNEW WE HAD A WINNING TEAM THAT MADE A DIFFERENCE, BECAUSE EVERY TIME WE WERE ON THE GROUND MAKING A DIFFERENCE FOR OUR CUSTOMERS EVERY ONE OF THEM CAME BACK UP.

JB: CARLY TALKED ABOUT IBM'S GOAL WITH THIS POTENTIAL MERGER, POSITIONING AGAINST THEM. I'M SURE OUR AUDIENCE IS WONDERING ABOUT THE CHOICE BETWEEN THEM BECAUSE THAT'S A SIMILAR STRATEGY, A HUGE TECHNOLOGY INVESTMENT BUSINESS AND A HUGE SERVICE CAPABILITY. THEN YOU'VE GOT EDS - SERVICES PURE PLAY - THE COMPANY WHO, IN SOME PEOPLE'S OPINION BOUGHT OFF SERVICES LIKE TIMESHARE. IF WE ARE GOING BACK TO CREATE TIMESHARE FOR THE 21ST CENTURY, WHY COMPAQ-HP INSTEAD OF EDS?

MC: WHAT IT SAYS IS EACH OFFERS SOMETHING A LITTLE DIFFERENTLY. BUT THE QUESTION IS, WHEN YOU WRAP THE SOLUTION, AS WE GO ON, WHAT IT SAYS, THE ARCHITECTURE, THE SUPPORT, THE INTEGRATION WITH THAT APPLICATION, WITH THE ABILITY TO PROVIDE THE HARDWARE, THE ABILITY TO BRING OPERABILITY ACROSS IT - THAT IS THE COMPELLING VALUE PUT TOGETHER. TO EITHER BREAK THE PIECES OR GET SOMEONE ELSE TO DO IT. THE POSITIONING WE'RE IN IS WE

              HAVE THE ENTIRE CAPABILITY TO DO THAT BUT WE'RE GOING TO USE THE BEST THE INDUSTRY HAS TO OFFER.

              FOR EXAMPLE, WE ARE NOT GOING TO TRY TO OUT DESIGN ON A TECHNOLOGY FRONT ALL OF MICROSOFT TECHNOLOGY - A GREAT TECHNOLOGY. WE WON'T TRY TO DO THAT. WE WON'T GO AND TRY TO DEVELOP DATABASES OR WEB SERVICES, WHICH MICROSOFT HAS EXTENDED OUT. THESE ARE TECHNOLOGIES THAT ARE ON THE BASIC BUILDING BLOCKS THAT WE CAN'T DO BETTER.

              BUT WHAT WE CAN DO ABOVE THAT IS OPTIMIZE THE PLATFORM TO IT. WE CAN ROLL OUT THOSE INFRASTRUCTURES ON WORLD-CLASS PLATFORMS AND PROVIDE SOME SERVICES TO GO WITH IT AND CONTINUE TO SUPPORT IT. SO WHAT YOU HAVE IS ADDING THE VALUE WHERE WE CAN ADD THE VALUE BEST
              - SOLUTIONS, SYSTEM ENGINEERING AND SERVICE DELIVERY.

              SO WHAT YOU ACTUALLY END UP WITH IS TWO ENTERPRISE PLAYERS. ONE SAYS WE'RE THE BEST IN THE INDUSTRY AND THE OTHER BEST USING VERTICAL INTERPLAY. AND, OH BY THE WAY, YOU'VE GOT THIS GREAT THING IN THE BUSINESS CALLED PRINTING AND IMAGING. I THINK THE INTEGRATION OF IMAGING INTO DELIVERY SYSTEM IS BRINGING IT DRAMATICALLY INTO PLAY, THIS IS NOT JUST PRINTING, THIS IS USING ALL THE RICHNESS OF BEING ABLE TO EXTEND CAMERAS, NEXT GENERATION VIDEO AND AUDIO SCREENING INTO THE IMAGING SIDE. I THINK YOU'LL SEE THAT IMAGING ENRICH WHAT WE DELIVER. AND OH, BY THE WAY, WE'RE THE ONLY COMPANY THAT SAYS WE'LL EXTEND THIS INTO THE NEXT

              GENERATION IN THE ACCESS BUSINESS, WHICH WE HAVEN'T EVEN TALKED ABOUT YET.

              THE ACCESS BUSINESS IS GOING TO GO THROUGH AN UNBELIEVABLE TRANSFORMATION OVER THE NEXT FEW YEARS. WHAT IS THE NEXT GENERATION GOING TO BUY? HOW DO I BUY A PC? HOW TO I GET RID OF ALL OF THESE HEADACHES OF MANAGEABILITY AND WHAT IS GOING TO BE THE COMPLETE RESTRUCTURING OF THE ACCESS BUSINESS WITH EVERY BUSINESS I HAVE - AUDIO AND VIDEO HAVE THESE RICH GRAPHICS. AND I NO LONGER WANT TO HAVE ALL OF THESE WORKSTATIONS THAT I HAVE TO MANAGE. I WANT AN INDIVIDUAL DEVICE, AND AN INDIVIDUAL PERSON WITH A PERSONAL PROFILE ON IT. SO THE WHOLE WORLD OF ACCESS WILL CHANGE DRAMATICALLY. SO THERE'S A LOT OF CHANGES COMING AROUND.

CC: YOU'RE GOING TO BRING INOPERABILITY TO THE MARKET AS ONE OF THE VALUES TO DELIVER, AND SO WE REALLY WANT TO KNOW HOW YOU ARE GOING TO BRIDGE THIS CATACLYSMIC HOLE WITH THIS J-HOLE WE HEARD ABOUT THIS MORNING?

MC:           I WAS REALLY TRYING TO FOLLOW WHERE STEVE WAS GOING WITH J-HOLE.
              AND THE FIRST THING I SAID WAS MAKE SURE YOU DON'T GET YOUR ALPHABETS ALL CONFUSED PAL, IT CAN GET UGLY. BUT, I'VE BEEN THINKING HOLE, ABOUT THIS J-HOLE AND I THINK YOU'VE GOT PEOPLE SPEAKING TWO DIFFERENT LANGUAGES. IT WAS DEFINITELY A HOLE IN THAT WHOLE. I HAVE NO IDEA. IN FACT, I DIDN'T EVEN KNOW WHAT STEVE WAS TALKING ABOUT, AND I LOVE HIM DEARLY. SORRY BUD.

JB:           IS THAT A REQUIREMENT FOR THE PARTNERSHIP?

MC:           TO LOVE HIM DEARLY?  WELL, YOU KNOW, CHEMISTRY HELPS.

CC:           HP HAS MOVED FROM THEIR RISK ARCHITECTURE TO IA64, DO YOU THINK
              IT'S OVER....

MC:           WHERE AM I GOING TO GO AFTER J-HOLE?

CC: LET ME TAKE YOU BACK TO THE GROUND A LITTLE BIT. HP HAS MOVED FROM THEIR RICH ARCHITECTURE TO IA64, COMPAQ IS MOVING FROM RICH ARCHITECTURE TO IA64. DO YOU THINK THE DAY OF THIS IS OVER?

MC: THERE IS NO QUESTION THAT IF YOU THINK AT A BUSINESS LEVEL THAT WE'RE GOING TO CONTINUE TO BUILD THINGS ON A STANDARD BUILDING BLOCK BY A GENERATION WE THINK IS GOING TO DRIVE THAT. YOU'RE NOT GOING TO BE ABLE TO OUT-SPEND, OUT-ENTERPRISE, OUT-DESIGN A COMPANY THAT HAS BEEN WORLD-CLASS IN DEVELOPING THAT TYPE OF TECHNOLOGY.

              I THINK THE MORE YOU TRY TO PUT IT TO A STANDARD PLATFORM TO SURVIVE A HIGHER PURE POINT PERFORMANCE, IT ABSOLUTELY HELPS SIMPLIFY EVERYTHING THAT WE DO. I'M GOING FROM A STANDARD BUILDING BLOCK AND EXTENDING ON TOP OF IT. SO THE ANSWER TO YOUR QUESTION IS, YES.

              ONE, ITS ARCHITECTURAL TECHNOLOGY IS AN INVESTMENT. AND TWO, THE PURE ECONOMICS IS MAKING IT WORK THAT WAY. AND THREE, IT WILL ATTRACT ALL THE DEVELOPERS TO GO THAT WAY. AND FINALLY IT'S A VERY LOW RETURN TO TRY TO SAY I WANT TO GO AHEAD AND DEVELOP MY OWN PLATFORM AND COMPETE IT AND SIMPLY GET THIS AND COMPETE WITH IT. EVEN IF YOU THINK ABOUT WHERE WE'RE GOING, CLUSTERING AND PARALLELISM WILL CHANGE THE WAY

              WE BUILD IN COMPUTING IN VIRTUALLY EVERY ENVIRONMENT AND THE KNOW ITSELF WILL SPREAD IT OUT ... CUT IT OUT. PRETTY EASY ANSWER TO YOUR QUESTION BUT IT'S PRETTY EASY ANSWER TO THE QUESTION TO GO TO A STANDARD BUILDING BLOCK AND EXTEND YOUR VALUE ON TOP OF IT. PARTICULARLY FOLLOWING A COMPANY THAT WE MADE AN INVESTMENT AND WILL CONTINUE TO MAKE AN INVESTMENT WITH IT MAKES A LOT OF SENSE. WE THINK IT'S A HUGE COMPETITIVE ADVANTAGE FOR OUR NEW COMPANY.

JB:           SO WHY DO YOU THINK SUN AND IBM AREN'T DOING THAT?

MC: WELL, ON THE IBM CASE, THEY VERY CLEARLY ARE WORKING FOR VERTICAL INTEGRATION. THEY POWER UP TO THE DATABASE, ALL THE WAY UP. I THINK THERE'S AN ISSUE THERE. IN SUN'S CASE, I THINK THE ROADMAP IS REALLY GOING TO BE TROUBLE FOR THEM AND IT'S GOING TO BE TOUGH TO FUND THAT AND COMPETE WITH THE OTHER THINGS THEY WANT TO DO. QUITE FRANKLY, I THINK WE'RE BETTER OFF SERVING THE CUSTOMERS AND USING OUR INVESTMENT DOLLAR INSTEAD OF DOING OTHER THINGS OPPOSED TO DOING SOMETHING SOMEBODY CAN DO JUST AS WELL OR BETTER. AND I THINK IT WILL BE THE KEY THAT DRIVES THE INDUSTRY.

              AND THOSE STANDARD BUILDING BLOCKS, WHERE WE ARE GOING TO BE IN A COUPLE OF YEARS? - YOU'LL HAVE A VERY HIGH PERFORMANCE DELIVERY SYSTEM, BUT BEHIND THAT, THE APPLICATION IS IN MULTIPLE KNOWS. YOU'RE NOT REALLY GOING TO KNOW WHAT PIECE OF THE APPLICATION WILL EXIST ON WHAT YOU KNOW. WE'LL HAVE TO REALLY GO TO THIS HOLY GRAIL WE'VE ALWAYS BEEN CHASING WHICH IS THE CONTENT LEVEL OR THE ACCESS LEVEL - AN ACCESS LEVEL OF

              WEB APPLICATIONS. A SET OF APPLICATIONS THAT WILL BE DISTRIBUTED TO THIS NEW GENERATION ALL GO ON A MORE STANDARD PLATFORM. THE MORE STANDARD BUILDING BLOCK YOU HAVE TO DO BETTER. I THINK IT'S GOING TO BE A REAL CHALLENGE FOR PEOPLE WHO TRY TO REINVEST IN THEIR OWN PROPRIETARY AND TRY TO MANIPULATE MICROSOFT APPLICATION.

JB: I'M JUST SQUIRMING TO ASK THIS QUESTION. I JUST GOT TO KNOW WHO CALLED WHOM ON THIS MERGER? IT FEELS LIKE AN INVESTOR-LED MANEUVER ON MY PART. WHO CALLED WHOM? I CAN'T SEE YOU OR CARLY PICKING UP THE PHONE SAYING, "LET'S PUT OUR COMPANIES TOGETHER."

MC:           EVERYONE'S LOOKING FOR WHERE WAS THIS MAGIC, THIS DEFINING MOMENT.
              THE THING IS WE BOTH HAD STRATEGIES. WE BOTH HAD STRATEGY REVIEWS AND TRYING TO DO THE SAME THING. WHEN YOU LOOKED AT IT AND GOT TO SOME OF THE OVERLAYS, SOMEONE HAD A COMPUTING UNIT, SOMEBODY HAD A COMMERCIAL UNIT, SOMEBODY HAD A HIGH PERFORMANCE UNIT, STANDARD BUSINESS UNIT. YOU HAD A COMBINATION OF THE STORAGE BUSINESS, SO YOU HAVE A CRITICAL MASS IN SERVICES.

              IT WAS ACTUALLY LAID OUT BY AN AWFULLY LOT OF PEOPLE IN THE INDUSTRY AND EVERYBODY SAYING GEE, WHAT A SHOCK. WHAT HAPPENED IS WE ENTERED INTO DISCUSSIONS OF WHAT SOME INDUSTRY STANDARD COMMITTEES WANTED. WE HAD SOME INTERESTING DISCUSSIONS ABOUT DOING INOPERABILITY WORK, AND SO FROM THAT, THE EVOLUTION TOOK PLACE.

              SO THERE WAS NO DEFINING MOMENT THAT SAID HEY, I'LL PICK UP THE PHONE. ONE OF THE QUESTIONS I WANT TO SNEAK IN IS,

              WHO BOUGHT WHOM? IT IS A 60-40 MERGER. AND, EVERYBODY, THE WAY IT WORKS IS THERE IS A FIXED EXCHANGE RATE OF SHARES, MEANING YOU EXCHANGE ONE STOCK FOR THE OTHER. SO WHY 60-40? IF YOU LOOK IT, THE MARKET OVER TWO YEARS HAS BEEN 60-40. INCOME OPERATIONS WAS 60-40, OPERATION PROFITS 60-40, EMPLOYEES 60-40. SO IF YOU LOOK AT ALL THE CHARACTERISTICS IT'S ALL 60-40.

              IT'S AS BASIC AS YOU CAN GET IN DEFINITION OF TERMS OF THE DEAL. SO, THE ANSWER EVOLVES OUT FROM BOTH COMPANIES' STRATEGIES, BOTH TRYING TO DO THE SAME THINGS, BOTH STARTING TO DO SOME EARLY WORK ON INOPERABILITY. AND THAT'S WHAT IT CAME TO.

JB:           WHAT DO YOU DO IN A COMPETITIVE MARKET, MICHAEL?

MC: WELL, WHEN IT COMES TO BEING PREOCCUPIED, ONE QUARTER, TWO QUARTERS OUT, WHAT IT SAYS IN THIS COMPETITIVE ENVIRONMENT, AS WE GET THIS COMPLETED, AND I THINK IT WILL GO VERY QUICKLY. YOU HAVE A COMPANY THAT CAN TRULY GO THROUGH AN ENTERPRISE AND A VALUE PROPOSITION THAT SAYS WE CAN DO THE BEST IN THE INDUSTRY. YOU HAVE A VALUE. THERE'S NO QUESTION IBM IS GOING TO BE THERE. AND YOU END UP WITH A COMPETITIVE MARKET. AND WE'LL ADD CUSTOMER SUPPORT ON TOP OF THAT. VIRTUALLY EVERY ISP WILL BE A PARTNER IN SOMETHING AND HAVE THE OPPORTUNITY TO PLAY A PART IN SOMETHING IN VIRTUALLY EVERY DEAL THAT COMES OUT AND HAS GREAT CAPABILITIES TO EXTEND AND PROVIDE FULL SOLUTIONS. HOW ARE YOU GOING TO MOVE INTO IT AND THAT'S THAT.

JB: SO IT ALL COMES DOWN TO EXECUTION RIGHT? EXECUTION. CARLY SAID YESTERDAY, I THINK THE QUOTE WAS, "YOU GUYS AREN'T GOING TO BLOW THE INTEGRATION."

MC:           YEAH, I THINK THAT'S IN MY JOB DESCRIPTION, YEAH, I UNDERSTAND.

JB:           MICHAEL, CAN YOU DANCE CAUSE YOU'RE GOING TO HAVE TO WITH THIS
              MERGER.

MC: I HAVE BEEN KNOWN TO DO WHATEVER IT TAKES, YEAH I'VE BEEN KNOWN TO DANCE A LITTLE BIT.

JB:           YOU CARE TO PROVE IT?

CC:           CAN WE GET SOME MUSIC?

              (MUMBO MUSIC STARTS. JB AND MC START DANCING)

MC:           SO, MY CONCLUSION TO THAT IS, MERGER IS ABOUT BEING INVITED TO
              EVERY DANCE.

JB:           THANK YOU SO MUCH FOR YOUR TIME

MC:           I MADE THAT COMMENT LAST NIGHT. THANK YOU VERY MUCH.

JB:           THANKS MICHAEL.

[LEGENDS]

                   QUOTES ABOUT THE PROPOSED HP/COMPAQ MERGER

INDUSTRY ANALYSTS

OSS NEWS - RHK TELECOMMUNICATIONS INDUSTRY ANALYSIS
"HP COMPAQ MERGER COULD BRING UPSIDE TO SERVICE ASSURANCE PORTFOLIO" - September 11, 2001

"It's clearly too early to speculate on the actual intentions of the new company. But while Wall St is unimpressed by this merger, RHK sees potential upside from the OSS perspective at least."

"Another important component of this merger is the creation of the third-largest systems integration business on the planet - a valuable asset at a time when service providers are looking for integration support, not just great software products. "

PATRICIA SEYBOLD, FOUNDER AND CEO OF THE PATRICIA SEYBOLD GROUP, A BOSTON-BASED TECHNOLOGY CONSULTING COMPANY, SEPT. 6, 2001

"The proposed union should be a positive experience for customers because the new corporate entity should be better positioned to extend its reach into both the enterprise and small business customer spaces. "

"Both companies value the channel," Seybold says. "They need it and see it as a healthy way to serve customers."

She also notes that the merged entity will offer "the comfort of being a mass-market player with competitive pricing and local service and support infrastructure" to the small business and consumer customers. Multinational customers should look more favorably on the new company's larger scale, Seybold believes.

THE FORRESTER BRIEF, SEPTEMBER 4, 2001

"Despite Wall Street talk of synergies and cost savings, the Compaq-HP merger is about something bigger: survival in a consolidating industry. By acting now, these firms guarantee that they'll still be here to compete in the post-PC world of services."

"By the time the dust settles on this merger, the new HP will have the staff and skills to handle desktop and multivendor networking jobs that IBM Global Services and EDS won't touch."

IDC BULLETIN, INTERNET INFRASTRUCTURE HARDWARE, SEPTEMBER 2001

"HP's announced acquisition of Compaq is a sound business strategy to increase revenue and reduce expenses in a market that is changing rapidly and consolidating."

"The proposed merger between Compaq and Hewlett-Packard presents a real threat to competitors in the infrastructure hardware market and they will have to sit up, take notice and plan accordingly to compete with this potential systems giant."

IDC FLASH, SEPTEMBER 2001
EXECUTIVE INSIGHTS:  HEWLETT-PACKARD AND COMPAQ LOOK TO THE FUTURE

"We believe the combined HP/Compaq will position itself as a strong competitor to IBM in terms of being able to provide leading-edge access and enterprise class technology and infrastructure support services."

"This is not a transition that will happen overnight, but rather one that requires patience and a long-term vision. The first step is for suppliers to acknowledge the changing value proposition associated with providing more seamless solutions over point technologies. Today's announcement was a giant step in that direction."

ABERDEEN GROUP, SEPTEMBER 17, 2001

"Though some critics may argue that the newly merged Hewlett-Packard/Compaq should divest the PC business as a millstone, the enterprise and consumer PC business is fundamental to the success of this acquisition."

"With the expected success of Itanium and the new HP's potential for developing winning Linux and Linux/Unix affinity strategies, the new company is positioned to be a significant competitor (to IBM) in the Linux market - and has the potential to become the revenue leader."

"Given their similarities, the good news for HP and Compaq is that integrating their service businesses should not present a major challenge."

"Make no mistake, the combination of HP and Compaq could indeed create an industry powerhouse."

PATRICIA B. SEYBOLD, INDUSTRY ANALYST, SEPTEMBER 6, 2001
AN OPEN LETTER TO CARLY FIORINA AND MICHAEL CAPELLAS

"I believe that your combined company will have the strength and reach required to excel in tighter economic times. And I think that the HP/Compaq merger will benefit your mutual customers and prospects."

ILLUMINATA
"HP has just purchased one of the leading storage companies in the industry. This could be EMC's worst nightmare."

SUMMIT STRATEGIES
"One of the great potential synergies in this deal is in storage. This clearly puts HP in a strong storage position, one they could not have gotten on their own."

CUSTOMERS

GENENTECH, INC., A CUSTOMER ON ADVISORY COMMITTEES FOR BOTH COMPAQ AND HP
"I see many more synergies than Wall Street does, and a lot more in the way of offsetting strengths and weaknesses than they are currently reporting."

KEN MUDGE, VICE PRESIDENT OF PROCUREMENT, INTUIT, INC.
"We anticipate the union of Compaq and HP will create an even greater technology leader that will further strengthen the relationship between Compaq and Intuit, along with unifying technology, enhancing innovation and increasing revenue-generating opportunities for us."

NIGEL STEVENS, VICE PRESIDENT, INFORMATION SYSTEMS & GLOBAL ALLIANCES - WORLDWIDE, REED ELSEVIER INC.

"In cementing the merger, the joint services and product offerings of HP and Compaq will provide a greater global capability for Reed Elsevier to draw upon and allow us to enlarge the relationship by leveraging that single point of contact on both sides."

DON LIEDTKE, GROUP PRESIDENT, ACS
"I think there is a really strong argument in the enterprise area for combining forces of Compaq and HP. What I envision is a company with a whole, new wealth of solutions, a wider range of technology and more flexibility."

HANS HICKLER, CIO, NOL GROUP
"With the merger of Compaq and HP, I anticipate a broader line of products and a more comprehensive services suite. We require the best of breed and global scalability, and I think bringing these two companies together will allow us to achieve all of that, and more."

PARTNERS

MARK DAVIS, CHIEF MARKETING OFFICER, ENTRUST, INC.
"We decided to port our award-winning enhanced Internet security solutions to the COMPAQ TRU64 UNIX operating system running on ALPHA systems to deliver the highly robust, scalable platform customers require for secure and private business transactions and communications. We're pleased with the investment we've made and anticipate that customers will benefit from the winning combination of our proven Internet security solutions with Compaq's fast and scalable enterprise computing platform for many years to come."

ART COVIELLO, CEO AND PRESIDENT, RSA SECURITY
"The PC market looks like it needs consolidation, and I think there are great cultures of innovation at both companies...I think the potential is there to have a heck of a strong company after the fact."

JIM GOODNIGHT, PRESIDENT AND CEO, SAS INSTITUTE INC.
"For more than a decade, SAS and SAS customers have reaped substantial benefits from our top-level partnerships with both Hewlett-Packard and Compaq, and we look forward to working with the new, combined company in the years to come. SAS will remain committed to meeting the needs of our joint customers with powerful SAS solutions that utilize the innovative products and services from a combined Hewlett-Packard/Compaq."

GRAEME WOODLEY, SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT & CHANNEL SERVICES SAS INSTITUTE INC.

"We believe that the proposed merger of Compaq and HP will create an organization with enhanced solutions capabilities. This combination is certain to create an even more strategic partner."

CRAIG BARRETT, CEO INTEL CORPORATION
"Combining their hardware skills and service efforts gets them much closer to critical mass across the board ... it makes a whole lot of sense to me."



FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and

Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.